Filed Pursuant to Rule 433

Registration Statement No. 333-213383-06

Dated March 7, 2017

$750,000,000

Exelon Generation Company, LLC

$250,000,000 2.950% Senior Notes Due 2020

$500,000,000 3.400% Senior Notes Due 2022

March 7, 2017

Pricing Term Sheet

	$250,000,000 2.950% Senior Notes Due 2020	$500,000,000 3.400% Senior Notes Due 2022

Issuer:	Exelon Generation Company, LLC	Exelon Generation Company, LLC

Expected Ratings*:	Baa2 (Moody’s); BBB (Fitch); BBB (S&P)	Baa2 (Moody’s); BBB (Fitch); BBB (S&P)

Principal Amount:	$250,000,000	$500,000,000

Security Type:	Senior Notes	Senior Notes

Trade Date:	March 7, 2017	March 7, 2017

Settlement Date:	March 10, 2017 (T+3)	March 10, 2017 (T+3)

Coupon:	2.950%	3.400%

Qualified Reopening:	There is currently outstanding $750.0 million in aggregate principal amount of notes of this series that were issued on January 8, 2015. The notes offered hereby will be fungible with the previously issued notes of this series, and both the notes offered hereby and such previously issued notes, taken together, will be treated as a single series for all purposes.	N/A

Maturity Date:	January 15, 2020	March 15, 2022

Interest Payment Dates:	Semi-annually on January 15 and July 15 commencing July 15, 2017	Semi-annually on March 15 and September 15, commencing September 15, 2017

Benchmark Treasury:	1.375% due February 15, 2020	1.875% due February 28, 2022

Benchmark Treasury Yield:	1.612%	2.047%

Spread to Benchmark Treasury:	+100 basis points	+140 basis points

Yield to Maturity:	2.612%	3.447%

Offering Price:	100.895% of Principal Amount[1]	99.785% of Principal Amount

Optional Redemption:	At any time prior to December 15, 2019, at a discount rate of Treasury plus 25 basis points; and on or after December 15, 2019, at 100% of the principal amount plus accrued and unpaid interest to the redemption date	At any time prior to February 15, 2022, at a discount rate of Treasury plus 25 basis points; and on or after February 15, 2022, at 100% of the principal amount plus accrued and unpaid interest to the redemption date

[1]	Plus accrued and unpaid interest from and including January 15, 2017 to, but excluding March 10, 2017, in the aggregate amount of $1,126,736.11, or $4.507 per $1,000 principal amount of the notes.

CUSIP / ISIN:	30161MAP8 / US3016MAP86	30161MAR4 / US30161MAR43

Joint Book-Running Managers:	Barclays Capital Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC	Barclays Capital Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Senior Co-Manager:	KeyBanc Capital Markets Inc.	KeyBanc Capital Markets Inc.

Co-Managers:	Academy Securities, Inc. The Huntington Investment Company	Academy Securities, Inc. The Huntington Investment Company

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847 or J.P. Morgan Securities LLC collect at 1-212-834-4533.